Exhibit 12.1

ABRAXIS BIOSCIENCE, INC.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands)

	Three Months Ended March 31,	Year ended December 31,
	2009	2008	2007	2006	2005	2004
Earnings:
Pretax loss from continuing operations	$(23,238)	$(278,709)	$(49,556)	$(150,515)	$(12,184)	$(76,301)
Net loss attributable to noncontrolling interest	380	—	—	—	—	—
Equity (earnings) losses from equity investee	(1,031)	(908)	(3,771)	(2,776)	(1,843)	(2,373)
Fixed Charges	900	3,542	2,069	5,851	6,968	2,399

Total earnings	$(22,989)	$(276,075)	$(51,258)	$(147,440)	(7,059)	$76,275

Fixed charges:
Interest expense	$81	$187	$190	$4,741	$6,563	$2,100
Estimate of interest within rental expense	819	3,355	1,879	1,110	405	299

Total fixed charges	$900	$3,542	$2,069	$5,851	$6,968	$2,399

Deficiency of earnings to fixed charges	$(23,889)	$(279,617)	$(53,327)	$(153,291)	(14,027)	$(78,674)